January 19, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: David R. Humphrey, Branch Chief

Re:	AFC Enterprises, Inc. Form 10-K for Fiscal Year Ended December 28, 2008 Filed March 11, 2009 File No. 000-32369
Dear Mr. Humphrey:
     We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated December 23, 2009 (the “Staff’s letter”), concerning the Form 10-K filed March 11, 2009 (File No.000-32369) (“Form 10-K”) for AFC Enterprises, Inc. (the “Company”).
     For your convenience, we have listed the responses in the same order as the comments were presented in the Staff’s letter and have repeated each comment prior to the response.
Form 10-K for the Year Ended December 28, 2008
Selected Financial Data, Page 18
Comment 1: In footnote (2), you explain that your franchise revenues are principally composed of royalty payments from franchisees based upon franchisee sales. Please clarify this explanation by disclosing that, as indicated on page 3, such royalty payments are generally 5% of the net restaurant sales of your franchisees.
Response 1: The Company agrees that the Staff’s clarification will improve disclosure. In prospective filings, we propose to disclose in footnote (2) and other sections in the Form 10-K, as appropriate, that royalty payments are generally 5% of the net restaurant sales of our franchisees.

Mr. David R. Humphrey
Securities and Exchange Commission
January 19, 2010

Operating and Financial Outlook for 2009, page 33
Comment 2: We note that, as part of your discussion of the outlook for 2009, you have disclosed fiscal 2008 earnings per diluted share of $0.65, exclusive of $0.11 of other non-operating income. Please note this presentation constitutes a non-GAAP performance measure and, therefore, you should revise your disclosures to comply with the requirements of Item 10(e) of Regulation S-K or remove the measure. We would not object to the presentation of total earnings per diluted share accompanied by a discussion of the financial impact of material events included in total earnings per diluted share.
Response 2: For 2008, the Company reported net income of $19.4 Million and earnings per share of $0.76. Included in net income was Other Income, net of $4.6 million ($0.11 per share) which appears as a line item on the face of the Company’s Consolidated Statement of Operations for 2008. This line item, which was comprised primarily of insurance recoveries of directors and officers liability insurance claims, impairment and disposals of fixed assets and net gain on sale of assets is described in detail in MD&A on page 27 under the section headed Other Expenses (Income), Net. The Company believes the components of this line item are not meaningful to a reader’s understanding of the future earnings per share resulting from the Company’s planned 2009 development, operation and franchising of Popeye’s restaurants. Therefore, in the section the Staff referenced in the comment, Operating and Financial Outlook for 2009, which is a forward-looking section of the MD&A, Management used the expression “...compared to fiscal 2008 earnings of $0.65 per diluted share, excluding $0.11 of other non-operating income” for the sole purpose of assisting readers with an understanding of Management’s expectations of the Company’s business performance in 2009.
Management believes the narrative in MD&A furnishes the presentation and reconciliation in accordance with the requirements of paragraphs (A) and (B) of Regulation S-K, Item 10(e)(1)(i). Nevertheless, in prospective filings in which we use the non-GAAP financial measure above, we propose to amend the disclosure with a statement in accordance with paragraph (C) of Regulation S-K, Item 10(e)(1)(i), similar to the following: “EPS, excluding Other expenses (income), net, is a supplemental non-GAAP financial measure”. The Company uses this measure to assess its performance and believes it is important for investors to be able to evaluate the Company using the same measures used by management. Management believes this measure is an important indicator of its operational strength and performance because it provides a link between profitability and operating cash flow. The Company will also include in prospective filings a detailed reconciliation of any non-GAAP measure meeting the requirements of paragraphs (A) and (B) of Item 10(e)(1)(i).
Item 8. Financial Statements and Supplemental Data
Consolidated Statements of Cash Flows, page F-5
Comment 3: We note you have presented changes in restricted cash as a financing item. However, based upon your disclosure in Note 4 on page F-14, restricted cash relates entirely to the cooperative advertising fund. Your current classification as a financing item does not appear to reflect the nature and use of the account, and does not appear to be consistent with the definition of a financing cash flow

Mr. David R. Humphrey
Securities and Exchange Commission
January 19, 2010

pursuant to the guidance in paragraphs 230-10-45-15 and 15 of the FASB ASC. Please revise your consolidated statements of cash flows to include changes in restricted cash as an operating item in accordance with paragraphs 230-1-45-16 through 17 of the FASB ASC, or explain to us why such revision is unnecessary.
Response 3: Management has historically presented changes in restricted cash as a financing activity under the principle that cash collected from the franchisees are deposits for which the Company records a corresponding liability to use the funds on behalf of (as agent for) the franchisees on advertising activities. Once the advertising obligation has been satisfied, the liability to the franchisee and the related restricted cash are relieved. Neither the receipt of cash by the advertising fund nor the performance of advertising activities flow through the statement of operations. Because these transactions are performed on behalf of the franchisees and do not flow through the statement of operations, management believes the presentation of changes in restricted cash was appropriately considered a financing cash flow. Management has revisited its presentation of operating and financing activities in its statement of cash flow in light of the Staff’s comment and agrees with the Staff’s conclusion that presenting changes in restricted cash as an operating activity is an improved disclosure. Accordingly, management agrees to classify changes in restricted cash as operating activities in future filings.
Definitive Proxy Statement Schedule 14A filed on April 22, 2009
Compensation Discussion and Analysis, page 14
General
Comment 4: In future filings, please revise to disclose in your Compensation Discussion and Analysis all performance targets, including the EBITDA-based targets, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
Response 4: The Company acknowledges the Staff’s comment. In response, management will include in the Company’s future filings that include the Item 402(b) Compensation Discussion and Analysis each named executive officer’s specific EBITDA-based targets established for the previous fiscal year, attainment of which was required for that officer to earn his or her performance-based target bonus. In addition, management will include other performance-based targets (if any), to the extent such other

Mr. David R. Humphrey
Securities and Exchange Commission
January 19, 2010

performance-based targets would not result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. If management determines that such other performance based targets may be excluded under Instruction 4 to Item 402(b) of Regulation S-K, management will request confidential treatment for such information and will discuss in the proxy statement how difficult it would be for the named executive officers or how likely it will be for the Company to achieve the target levels. For the recently completed 2009 fiscal year, the only performance targets that were set in order for executive officers to earn their incentive compensation were EBITDA-based and the Company will include these EBITDA-based targets in its proxy statement for the 2010 annual meeting of shareholders and any other filings that include the Item 402(b) Compensation Discussion and Analysis.
Targeted Compensation Levels and Competitive Data, page 14
Comment 5: It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, you benchmark against the 13 publicly traded companies listed on page 15. Please tell us whether you also benchmark against the companies found in the additional executive compensation 2008 CRCA survey of 101 organizations in your industry. If so, please revise your executive compensation disclosure in future filings to identify the companies in the additional separate ‘surveys used if they were a material component of your executive compensation consideration.
Response 5: Management considers the compilations of data from the organizations in the QSR industry included in the 2008 CRCA survey in order to obtain a general understanding of current compensation practices in the restaurant industry. Other than the 13 publicly traded restaurant companies in the restaurant industry that are also highly franchised, and which were identified in the proxy statement, there was no separate benchmarking against the companies found in the 2008 CRCA survey, and none were an individual material component of the executive compensation consideration.
In addition, pursuant to the Staff’s letter, the Registrant hereby acknowledges the following:
•	Management is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Mr. David R. Humphrey
Securities and Exchange Commission
January 19, 2010

Please feel free to call the undersigned at (404) 459-4568 with any questions concerning our responses to the Staff’s comments.
Very truly yours,
/s/ H. Mel Hope, III
H. Mel Hope, III
Chief Financial Officer
AFC Enterprises, Inc.

cc:	Ms. Amy Geddes, Division of Corporation Finance Ms. Cheryl A. Bachelder, Chief Executive Officer Mr. Paul Marsden, Controller Mr. Harold M. Cohen, General Counsel Ms. Sara Brown, King & Spalding LLP